SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No.  )*


                     Health Management Systems, Inc.
         -------------------------------------------------------
                             (Name of Issuer)

                           Common Capital Stock
         -------------------------------------------------------
                      (Title of Class of Securities)

                                 42219M10
         -------------------------------------------------------
                              (CUSIP Number)


    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 48625010
___________________________________________________________________________

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: The Kaufmann Fund, Inc. - TIN #13-2605091

     2)   Check the Appropriate Box if a Member of a Group
          (a)
          (b)

     3)   SEC Use Only ___________________________________

     4)   Citizenship or Place of Organization: Maryland

          Number of      (5) Sole Voting Power: 1,861,800 shs
          Shares Bene-
          ficially       (6) Shared Voting Power:  N/A
          Owned by
          Each Report-   (7) Sole Dispositive Power: 1,861,800 shs
          ing Person
          With           (8) Shared Dispositive Power:  N/A

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,861,800 shs

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares: ____________

     11)  Percent of Class Represented by Amount in Row 9: 10.5%

     12)  Type of Reporting Person (See Instructions): IV

                                 ITEM 1(a)

Name of Issuer: Health Management Systems, Inc.

                                 ITEM 1(b)

Address of Issuer's Principal Executive Offices: 401 Park Ave. South
                                                 New York, NY  10016

                                 ITEM 2(a)

Name of Person Filing: The Kaufmann Fund, Inc.

                                 ITEM 2(b)

Address of Principal Business Office or,
if none, Residence:                              140 E. 45th Street
                                                 43rd Floor
                                                 New York, NY  10017

                                 ITEM 2(c)

Citizenship: United States
                                 ITEM 2(d)

Title of Class of Securities: Common Capital Stock

                                 ITEM 2(e)

CUSIP Number: 42219M10
                                  ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act.
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.
     (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
     (d) [X] Investment Company registered under section 8 of the Investment Company Act.
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).
     (g) [ ] Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7).
     (h)  [ ]  Group, in accordance with Section 240-13d-1(b)(1)(ii)(H).

                                  ITEM 4

Ownership.

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned: 1,861,800 shs

     (b)  Percent of Class: 10.5%

     (c)  Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote: 1,861,800 shs
          (ii)  shared power to vote or to direct the vote:  N/A
          (iii) sole power to dispose or to direct the disposition of:
                1,861,800 shs
          (iv) shared power to dispose or to direct the disposition of: N/A

    Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

                                  ITEM 5

Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than FIVE percent of the class of securities, check the following [ ].

                                  ITEM 6

    Ownership of More than Five Percent on Behalf of Another Person. N/A

                                  ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

                                  ITEM 8

Identification and Classification of Members of the Group. N/A

                                  ITEM 9

Notice of Dissolution of Group. N/A

                                  ITEM 10

Certification.

    The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 10, 1997
      -------------



Signature _____________________________

               ANTHONY W. TOOGOOD
                 VICE PRESIDENT
          _____________________________
                   Name/Title